Exhibit 99.1

CEMENTOS PACASMAYO S.A.A. ANNOUNCES CHANGES TO ITS BOARD OF DIRECTORS

Lima, Peru, March 30, 2026 – Cementos Pacasmayo S.A.A. (NYSE: CPAC; BVL: CPACASC1) (“Cementos Pacasmayo” or the “Company”) a leading cement company serving the Peruvian construction industry, announced today that, in accordance with the Peruvian Securities Market Law Resolution for Material Events and Reserved Information No. 005-2014-SMV/01, the Board of Directors, at its meeting held on March 30, 2026, approved the following changes to the Board of Directors:

1.	Ana Sofia Hochschild Correa ceased to serve as Director, effective March 30, 2026.

2.	Eduardo Hochschild Beeck ceased to serve as Director, effective March 30, 2026.

3.	Simon Rolf Kronenberg was appointed as Director, effective March 30, 2026.

4.	Santiago Maria Ojea Quintana was appointed as Director, effective March 30, 2026.

5.	Humberto Reynaldo Nadal del Carpio was appointed Chairman of the Board, effective March 30, 2026.

6.	Jose Raimundo Morales Dasso was appointed Vice Chairman of the Board, effective March 30, 2026.

Following these changes, the Board of Directors is composed of the following members:

ANA MARIA BOTELLA SERRANO

ESTEBAN CHONG LEON

VENKAT KRISHNAMURTHY

JOSE RAIMUNDO MORALES DASSO

HUMBERTO REYNALDO NADAL DEL CARPIO

SANTIAGO MARIA OJEA QUINTANA

SIMON ROLF KRONENBERG

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a Peruvian cement company located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol “CPAC”. With almost 70 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe

Note on Forward-Looking Statements

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.